Exhibit 99.6

Unofficial English translation – For informational purposes only

MDxHealth SA

Limited Liability Company
(société anonyme)

CAP Business Center
Zone Industrielle des Hauts-Sarts

Rue d’Abhooz 31
4040 Herstal, Belgium
VAT BE 0479.292.440 (RLP Liège, division Liège)

INVITATION

extraordinary GENERAL MEETING

to be held on Friday, 3 November 2023, at 3:00 p.m.

The holders of securities issued by MDxHealth SA (the “Company”) are invited to the extraordinary general shareholders’ meeting of the Company before a notary public.

GENERAL INFORMATION

Date, hour and venue: The extraordinary general shareholders’ meeting will be held on Friday, 3 November 2023 at 3:00 p.m. at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium, or at such other place as will be indicated at that place at that time. There is an attendance quorum requirement for the items on the agenda of the extraordinary general shareholders’ meeting (see also below under “—Extraordinary general meeting”). If the attendance quorum for the items on the agenda of the extraordinary general shareholders’ meeting were not to be reached, a second extraordinary general shareholders’ meeting will be held for these items on Thursday, 23 November 2023, unless, as the case may be, decided otherwise on behalf of the board of directors.

Opening of the doors: In order to facilitate the keeping of the attendance list on the day of the extraordinary general shareholders’ meeting, holders of securities and their representatives are invited to register as of 2:15 p.m.

extraordinary GENERAL MEETING

Agenda and proposed resolutions: The agenda and proposed resolutions of the extraordinary general shareholders’ meeting of the Company which, as the case may be, can be amended at the meeting on behalf of the board of directors, are as follows:

1.	Submission of special report

Submission of and discussion on, the special report, prepared by the board of directors, in connection with the Share Consolidation and De-Listing (as defined below in points 2 and 3 of the agenda).

2.	Share Consolidation (1-for-10 reverse stock split)

Proposed resolution: In accordance with article 7:49 of the Belgian Companies and Associations Code, the extraordinary general shareholders’ meeting decides to effect a share consolidation with respect to all outstanding shares of the Company by means of a 1-for-10 reverse stock split (the “Share Consolidation”), and to grant the board of directors of the Company the authority for a six-month period following the date of this extraordinary general shareholders’ meeting to further implement the Share Consolidation. If the board of directors does not initiate the process for implementing the Share Consolidation within a six-month period following the date of this extraordinary general shareholders’ meeting, the board of director’s authority to effect the Share Consolidation shall expire, unless renewed. The board of director’s authority to implement the Share Consolidation is subject to the following terms and conditions:

(a)	Share Consolidation: All of the outstanding shares of the Company shall be consolidated into a new and reduced number of shares pursuant to the ratio of one (1) new share for ten (10) existing shares (the “Ratio”). Subject to the terms and conditions set out below, the Share Consolidation will be carried out simultaneously for all outstanding shares of the Company in accordance with the Ratio, so that after the completion of the Share Consolidation each new share shall represent the same fraction of the Company’s share capital. The Share Consolidation will not result in a reduction or increase of the Company’s share capital.

Unofficial English translation – For informational purposes only

(b)	Form and nature of the new shares: The Share Consolidation will not affect the form of the outstanding shares (dematerialized or registered) and the outstanding dematerialized and registered shares will be processed separately within the framework of the Share Consolidation. All new shares after the completion of the Share Consolidation shall have the same rights and benefits and shall rank pari passu in all respects, including as to entitlements to dividends and other distributions, in application of the Ratio.

(c)	No fractions of new shares: Within the framework of the Share Consolidation, the existing shares can only be consolidated, in accordance with the Ratio, into a whole number of new shares. No fractions of new shares can be issued. Subject to applicable company, financial and securities law rules, and subject to the provisions of the foregoing paragraphs, the board of directors shall be authorized to determine the manner and process to effect the Share Consolidation with respect to holders of existing shares of the Company who at the time of the Share Consolidation do not have a sufficient number of existing shares in order to receive a whole number of new shares in accordance with the Ratio. Within this context, the board of directors shall have the authority to determine that (i) the positions of old shares that cannot be consolidated into a whole number of new shares in accordance with the Ratio can be aggregated for consolidation into new shares, (ii) such new shares can be sold or placed, via an exempt private placement, block trade, market sale, bookbuilding (accelerated or not) or otherwise, to or with institutional, qualified or professional investors or individuals in and outside of Belgium, and (iii) the proceeds of such sale or placement will be distributed on a pro rata basis to the holders of existing shares that do not have a sufficient number of existing shares to be converted into whole new shares in accordance with the Ratio, provided that the proceeds shall not be less than one euro cent (EUR 0.01) per existing share. If proceeds are less or cannot be distributed on a pro rata basis as aforementioned, these shall accrue to the Company. The relevant transaction costs and expenses (including commissions, fees and expenses of agents and advisors) and applicable taxes, all as applicable, will be borne by the Company. Subject to applicable provisions of company, financial and securities law, the board of directors shall also have the authority to determine that the positions of existing shares that cannot be consolidated in accordance with the Ratio into a whole number of new shares, can be acquired by the Company or one of its subsidiaries and that the proceeds of such sale will be distributed on a pro rata basis as aforementioned.

(d)	Cancellation of existing shares: Following the completion of the Share Consolidation, the existing shares of the Company shall be cancelled and will no longer remain outstanding.

(e)	Timing of the Share Consolidation: The board of directors shall be authorized to determine the effective date of the Share Consolidation, provided however, that the Share Consolidation is to be implemented within a six-month period following the date of this extraordinary general shareholders’ meeting at the latest. The board of directors shall have the authority not to proceed with the implementation of the Share Consolidation, or, in case the implementation of the Share Consolidation has already started, to suspend or cancel the completion of the Share Consolidation if the board of directors determines that the market circumstances do not allow for the completion of the Share Consolidation in circumstances deemed satisfactory to it.

(f)	Agents: One or more banks or financial institutions shall or may be appointed by the Company for the purpose of the further organization and implementation of the Share Consolidation, including (but not limited to) the consolidation of positions of existing shares that cannot be consolidated into a whole number of new shares in accordance with the Ratio, and the sale of new shares as permitted by paragraph (c).

(g)	Adjustment of the subscription price of the Subscription Rights: At completion of the Share Consolidation, the Share Consolidation shall be effected in relation to the outstanding subscription rights of the Company in the manner as contemplated in the respective terms and conditions of these subscription rights, so that a holder of subscription rights will have to exercise subscription rights with respect to at least 10 Shares prior the Share Consolidation in order to subscribe for one Share after the Share Consolidation.

Unofficial English translation – For informational purposes only

(h)	Amendment of the articles of association: At completion of the Share Consolidation, Article 5 of the Company’s articles of association shall be amended and restated to take into account the resulting number of outstanding and existing shares.

(i)	Further implementation of the Share Consolidation: Subject to applicable company, financial and securities law rules, and subject to the provisions of the foregoing paragraphs, the board of directors shall have the authority to further implement and effect the Share Consolidation, including (without being limited to) the authority to (i) determine the practical implementation of the Share Consolidation, (ii) determine the timing and the effective date of the Share Consolidation as contemplated by paragraph (e), (iii) determine the manner and process to deal with positions of existing shares that cannot be consolidated into a whole number of new shares in accordance with the Ratio as contemplated by paragraph (c), (iv) appoint one or more banks or financial institutions for the further organization and implementation of the Share Consolidation as contemplated by paragraph (f), (v) proceed with the recording of the amendment and the restatement of the articles of association as contemplated by paragraph (h) before a notary public, (vi) take all useful or necessary steps with Euronext, Euroclear, any other competent settlement agency, and any regulatory or listing authority in connection with the implementation of the Share Consolidation, (vii) make all changes in the relevant securities register books of the Company reflecting the Share Consolidation, and (viii) do such other things as shall be useful, appropriate or necessary in connection with the foregoing. The board of directors shall have the authority to delegate the further implementation and execution of the Share Consolidation (including the powers referred to in sub-sections (i) to (viii)), in whole or in part, to one or more members of the Company’s executive management or personnel. Any director, any member of the executive management, and any other persons that shall be expressly appointed for such purpose by the board of directors shall be authorized to record the amendment and the restatement of the articles of association as contemplated by paragraph (h) before a notary public.

3.	De-Listing from Euronext Brussels

Proposed resolution: The extraordinary general shareholders’ meeting decides to approve a de-listing of the Company’s shares from the regulated market of Euronext Brussels (the “De-Listing”), to amend the Company’s articles of association for the purpose of such De-Listing, and to grant the board of directors of the Company the authority to further implement the De-Listing, subject to the following terms and conditions:

(a)	De-Listing: The general shareholders’ meeting approves and agrees that the admission of the Company’s shares to listing and trading shall be terminated and, consequently, the Company’s shares shall no longer be able to list and trade on the regulated market of Euronext Brussels (“Euronext Brussels”), provided that the Company’s shares (or, as the case may be, American Depositary Shares or American Depositary Receipts in relation to such shares) shall be admitted to trading on the Nasdaq Capital Market (“Nasdaq”).

(b)	Effective date: The board of directors shall have the power to determine the effective date of the De-Listing subject to a prior transition period of at least three weeks prior to the effective date of the De-Listing Date (the “Transition Period”) during which the Company’s shares shall remain admitted to trading on Euronext Brussels. If and to the extent the Share Consolidation has been effected, the Transition Period shall at least be three weeks after the Share Consolidation has become effective.

Unofficial English translation – For informational purposes only

(c)	Amendments to the articles of association: Upon the effective date of the De-Listing, the following provisions of the Company’s articles of association of the Company shall be amended and restated as follows (except that the amendment in paragraph (i) is effective immediately upon approval of the amendment by the extraordinary general shareholders’ meeting):

(i)	In article 9 (“Nature of the securities”), the three last paragraphs shall be amended and restated as follows:

“A share register is kept at the registered office of the company and may be split by decision of the board of directors in accordance with the provisions of the applicable law. The board of directors can appoint a third party of its choice to keep any part of the split share register. Subject to applicable provisions of companies, financial and securities laws, and unless decided otherwise by the board directors in accordance with article 43 of the articles of association, dividends and other distributions (as the case may be) by the company on shares can be made in euro (EUR) or United States dollars (USD) depending on the component of the (split) share register on which the shares are reflected.

The (split) register of registered shares and the registers of other registered securities, as the case may be, can be kept electronically. Each holder of securities can consult the (split) register with respect to his/her/its securities. The board of directors can appoint a third party of its choice to keep this (split) electronic register.

All recordings in the (split) share register and the registers of other registered securities, including transfers and conversions, can be validly made on the basis of documents or instructions submitted electronically or via any other means by the transferor, the transferee and/or the holder of the securities, as applicable.”

(ii)	The text of article 14 (“Transparency obligation”) shall be amended and restated as follows:

“Each natural or legal person acquiring or transferring voting securities of the company, whether or not representing the share capital of the company, must comply with the relevant notification and information obligations that are imposed by applicable law.”

(iii)	The text of article 15 (“Voting rights”) shall be amended and restated as follows: “Non-compliance with the relevant notification and information obligations that are imposed by applicable law in relation to the acquisition or transfer of voting securities of the company, whether or not representing the share capital of the company, may result, in accordance with applicable law, a suspension of the voting rights attached to the relevant voting securities or such other consequence as provided for by applicable law.”

(iv)	In article 32 (“Admission – Prior formalities”), the following paragraphs shall be added after the first paragraph of article 32:

“The board of directors shall have the ability to determine that the right to attend the general shareholders’ meetings and to exercise the voting right at such meetings (as the case may be) is determined by the registration of the ownership of the securities concerned in the name of the holder of such securities on the third (3rd) business day prior to the date of the relevant general shareholders’ meeting (or such other date as shall be set out in the notice convening the general shareholders’ meeting, but which cannot be earlier than the 15th calendar date before the relevant general shareholders’ meeting), at midnight at the end of such day (Brussels time) (such date and hour being the relevant registration date), by means of the registration of such securities in the relevant (portion of the split) register book for such securities, or in the accounts of a certified account holder or relevant settlement institution for the securities concerned.

The board of directors may make participation to the general shareholders’ meetings dependent on a requirement of notification by the securities holders concerned to the company, or to the person appointed for this purpose by the company, on a date to be determined by the board of directors before the date of the scheduled meeting, that such securities holder intends to attend the meeting, stating the number of securities with which such securities holder wishes to participate. The manner in which such notification must be made (as the case may be) must be set out in the notice convening the general shareholders’ meeting.”

Unofficial English translation – For informational purposes only

(v)	In article 33 (“Representation of shareholders”), the second paragraph shall be amended and restated as follows:

“Such proxies must be granted and submitted to the company in accordance with the applicable law and/or as set out (in accordance with the applicable law) in the convening notice, as the case may be.”

(vi)	In article 35 (“Adjournment of the meeting”), the reference in the first and second paragraph to “five (5) weeks” shall be replaced by “three (3) weeks”.

(vii)	The text of article 36 (“Decisions on matters not on the agenda - Amendments”) shall be amended and restated as follows:

“The general shareholders’ meeting cannot validly deliberate or decide on the items that are not included or implicitly contained in the agenda, unless all shareholders are present or represented at the meeting and unanimously agree and if, in the case of a vote by mail, the form authorises a proxy to make such a decision. The required consent is assumed to exist, if no objection is recorded in the minutes of the meeting.”

(viii)	In article 39 (“Remote voting or participation”) the reference to “sixth calendar day” shall be replaced by “third business day”.

(ix)	The heading of article 51 shall be amended and restated as “Certain defined terms”, and the text of article 51 shall be amended and restated as follows:

“Unless the context requires otherwise or unless otherwise defined in these articles of association, for the purposes of these articles of association, (a) “personnel” shall have the meaning defined in Article 1:27 of the Belgian Companies and Associations Code, and (b) “business day” shall have the meaning defined in Article 1:32 of the Belgian Companies and Associations Code.”

(d)	Further implementation of the De-Listing: Subject to applicable company, financial and securities law rules, and subject to the provisions of the foregoing paragraphs, the board of directors shall have the authority to further implement and effect the De-Listing, including (without being limited to) the authority to (i) determine the practical implementation of the De-Listing, (ii) determine the timing and the effective date of the De-Listing and the duration of the Transition Period, (iii) determine the manner and process for the shares (or, as the case may be, American Depositary Shares or American Depositary Receipts in relation to such shares) to be traded on Nasdaq, (iv) appoint one or more banks or financial institutions for the further organization and implementation of the De-Listing, (v) proceed with the recording of the amendment and the restatement of the articles of association as contemplated by paragraph (c) before a notary public, (vi) take all useful or necessary steps with Euronext, Euroclear, any other competent settlement agency, and any regulatory or listing authority in connection with the implementation of the De-Listing, and (vii) do such other things as shall be useful, appropriate or necessary in connection with the foregoing. The board of directors shall have the authority to delegate the further implementation and execution of the De-Listing (including the powers referred to in sub-sections (i) to (vii)), in whole or in part, to one or more members of the Company’s executive management or personnel. Any director, any member of the executive management, and any other persons that shall be expressly appointed for such purpose by the board of directors shall be authorized to record the amendment and the restatement of the articles of association as contemplated by paragraph (c) before a notary public.

Attendance quorum: According to the Belgian Companies and Associations Code, an attendance quorum of at least 50% of the outstanding shares must be present or represented at the extraordinary general shareholders’ meeting for the deliberation and voting on the items of the aforementioned agenda of the extraordinary general shareholders’ meeting. If such attendance quorum is not reached, a second extraordinary general shareholders’ meeting will be convened for these agenda items, unless, as the case may be, decided otherwise on behalf of the board of directors, and the attendance quorum requirement will not apply to such second meeting.

Voting and majority: Subject to applicable legal provisions, each share shall have one vote. In accordance with applicable law, the proposed resolutions referred to in the aforementioned agenda of the extraordinary general shareholders’ meeting shall be passed if they are approved by a majority of 75% of the votes validly cast by the shareholders. Pursuant to article 7:135 of the Belgian Companies and Associations Code, the holders of subscription rights have the right to participate to the extraordinary general shareholders’ meeting, but only with an advisory vote.

Unofficial English translation – For informational purposes only

Participation to the meeting

Introduction: Holders of securities issued by the Company who wish to participate to the extraordinary general shareholders’ meeting of the Company should take into account the formalities and procedures described below.

Registration date: The registration date for the extraordinary general shareholders’ meeting shall be Friday, 20 October 2023, at midnight (12:00 a.m., Belgian time). Only persons owning securities issued by the Company on Friday, 20 October 2023, at midnight (12:00 a.m., Belgian time) shall be entitled to participate to, and, as the case may be, vote at the extraordinary general shareholders’ meeting. Only shareholders are entitled to vote. The holders of subscription rights can participate to the extraordinary general shareholders’ meeting but only with an advisory vote. Shareholders, as well as holders of subscription rights must satisfy the formalities that are described under “—Participation to the meeting”.

Participation to the meeting: In order to be able to participate to the extraordinary general meeting, a holder of securities issued by the Company must satisfy two conditions: (a) be registered as holder of such securities on the registration date, and (b) notify the Company, as described below:

(a)	Registration: Firstly, the right for a holder of securities issued by the Company to participate to and, as applicable, to vote at the extraordinary general shareholders’ meeting is only granted on the basis of the registration of the securities concerned on the aforementioned registration date at midnight, via registration, in the applicable register book for the securities concerned (for registered securities) or in the accounts of a certified account holder or relevant settlement institution for the securities concerned (for dematerialised shares).

(b)	Notification: Secondly, in order to participate to the extraordinary general shareholders’ meeting, the holders of securities issued by the Company must notify the Company whether they want to participate to the meeting and must do so prior to or at the latest on Saturday, 28 October 2023. The holders of securities who wish to make such notification can make use of the attendance form that can be obtained at the Company’s registered office and on the Company’s website (http://www.mdxhealth.com). The notice must reach the Company by mail at its registered office (MDxHealth SA, CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium, Attention: Mr. Ron Kalfus) or by e-mail at agsm@mdxhealth.com, at the latest on the sixth calendar day prior to the extraordinary general shareholders’ meeting, i.e., on or before Saturday, 28 October 2023 at the latest. For the holders of dematerialised securities, the notification should include a certificate confirming the number of securities that have been registered in their name on the registration date. The certificate can be obtained by the holders of the dematerialised securities with the certified account holder, the applicable settlement institution, or the relevant financial intermediary for the securities concerned.

Voting by mail: The shareholders can vote by mail in accordance with article 39 of the Company’s articles of association. Votes by mail must be cast by means of the form prepared by the Company. The voting by mail form can be obtained on the Company’s website (http://www.mdxhealth.com). The voting by mail form must be signed in writing or electronically. The electronic signature must be a qualified electronic signature in the sense of Regulation (EU) No 910/2014 of the European Parliament and of the Council of 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market and repealing Directive 1999/93/EC, as amended. Signed voting by mail forms must reach the Company by mail at its registered office (MDxHealth SA, CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium, Attention: Mr. Ron Kalfus), or by e-mail at agsm@mdxhealth.com, at the latest on the sixth calendar day prior to the extraordinary general shareholders’ meeting, i.e., on or before Saturday, 28 October 2023 at the latest. Holders of securities who wish to vote by mail must in any case comply with the formalities to participate to the meeting as explained under “—Participation to the meeting”.

Unofficial English translation – For informational purposes only

Representation by proxy: The holders of securities can participate to the meeting and vote, as applicable, through a written proxy, as the case may be, to the chair of the board of directors. Written proxy must contain specific voting instructions for each proposed resolution. Proxy forms can be obtained on the Company’s website (http://www.mdxhealth.com). The proxy must be signed in writing or electronically. The electronic signature must meet the same requirements as the electronic signature for the voting by mail form (see also “—Voting by mail”). Signed proxies must reach the Company by mail at its registered office (MDxHealth SA, CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium, Attention: Mr. Ron Kalfus) or by e-mail at agsm@mdxhealth.com, at the latest on the sixth calendar day prior to the extraordinary general shareholders’ meeting, i.e., on or before Saturday, 28 October 2023 at the latest. The appointment of a proxy holder must be made in accordance with the applicable rules of Belgian law, including in relation to conflicts of interests and the keeping of a register. Holders of securities who wish to be represented by proxy must, in any case comply with the formalities to participate to the meeting, as explained under “—Participation to the meeting”.

Amendments to the agenda and additional proposed resolutions: Shareholders who alone or together with other shareholders hold at least 3% of the share capital of the Company have the right to put additional items on the agenda of the extraordinary general shareholders’ meeting and to table draft resolutions in relation to items that have been or are to be included in the agenda. If the required attendance quorum for the items on the agenda of the extraordinary general shareholders’ meeting is not reached and a second extraordinary general shareholders’ meeting is convened to deliberate and vote on such items, this right will not apply in relation to the agenda of the second extraordinary general shareholders’ meeting. Shareholders that wish to exercise this right must prove on the date of their request that they own at least 3% of the outstanding shares. The ownership must be based, for dematerialised shares, on a certificate issued by the applicable settlement institution for the securities concerned, or by a certified account holder, confirming the number of securities that have been registered in the name of the relevant shareholders, and, for registered shares, on a certificate of registration of the relevant shares in the share register book of the Company. In addition, the shareholders concerned must, in any case, comply with the formalities to participate to the meeting, as explained under “—Participation to the meeting”, with at least 3% of the outstanding shares. A request to put additional items on the agenda and/or to table draft resolutions must be submitted in writing, and must contain, in the event of an additional agenda item, the text of the agenda item concerned and, in the event of a draft resolution, the text of the draft resolution. The request must also mention the mail or e-mail address to which the Company will send the confirmation of receipt of the request. The request must reach the Company by mail at its registered office (CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium, Attention: Mr. Ron Kalfus) or by e-mail at agsm@mdxhealth.com at the latest on the twenty-second calendar day prior to the extraordinary general shareholders’ meeting, i.e., on or before Thursday, 12 October 2023 at the latest. In case of amendments to the agenda and proposed additional resolutions as aforementioned, the Company will publish an amended agenda with, as the case may be, additional agenda items and additional draft resolutions no later than on the fifteenth calendar day prior to the extraordinary general shareholders’ meeting, i.e., on or before Thursday, 19 October 2023 at the latest. In addition, the Company shall make amended forms available for votes by proxy. Proxies that reach the Company prior to the publication of an amended agenda remain valid for the agenda items to which the proxies apply, subject, however, to applicable law and the further clarifications set out on the proxy forms.

Right to ask questions: Each holder of securities issued by the Company has the right to ask questions to the directors and the statutory auditor related to items on the agenda of a general shareholders’ meeting. Questions can be asked during the meeting or can be submitted in writing prior to the meeting. Written questions must reach the Company by mail at its registered office (CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium, Attention: Mr. Ron Kalfus) or by e-mail at agsm@mdxhealth.com at the latest on the sixth calendar day prior to the extraordinary general shareholders’ meeting, i.e., on or before Saturday, 28 October 2023 at the latest. Answers to written questions will be provided in writing and will be published on the Company’s website (http://www.mdxhealth.com) on or before Friday, 3 November 2023 at the latest, but before the vote on items on the agenda of the meeting concerned in accordance with applicable law. Oral questions will be answered during the meeting concerned in accordance with applicable law. In addition, in order for written questions to be considered, the holders of securities issued by the Company who submitted the written questions concerned must comply with the formalities to participate to the meeting, as explained under “—Participation to the meeting” and/or under “—Voting by mail” or “—Representation by proxy”.

Access to the meeting room: The natural persons who attend the extraordinary general shareholders’ meeting in their capacity as owner of securities, holder of proxies or representative of a legal entity must be able to provide evidence of their identity in order to be granted access to the meeting room (subject to what is shared above under “—General information”). In addition, the representatives of legal entities must hand over the documents establishing their capacity as corporate representative or attorney-in-fact. These documents will be verified immediately before the start of the meeting.

Unofficial English translation – For informational purposes only

Recommendation to use e-mail: The Company recommends the holders of its securities to use e-mail for all communication with the Company regarding the general shareholders’ meeting. The Company’s e-mail address for such communication is: agsm@mdxhealth.com. The Company also points at that, in addition to be physically available at the Company’s registered office and distributed by mail, all forms and other documentation in relation to the general shareholders’ meeting will be available on the Company’s website (http://www.mdxhealth.com). See also “—Available documentation”.

Data Protection

The Company is responsible for the processing of personal data it receives from, or collects about, holders of securities issued by the Company and proxy holders in the context of general shareholders’ meeting. The processing of such data will be carried out for the purposes of the organisation and conduct of the relevant general shareholders’ meeting, including the convening notices, registrations, participation and voting, as well as for maintaining lists or registers of security holders, and the analysis of the investor and security holder base of the Company. The data include, amongst others, identification data, the number and nature of securities of a holder of securities issued by the Company, proxies and voting instructions. This data may also be transferred to third parties for the purposes of assistance or services to the Company in connection with the foregoing. The processing of such data will be carried out, mutatis mutandis, in accordance with the Company’s Privacy Policy, available on the Company’s website (https://mdxhealth.com/privacy-policy). The Company draws the attention of the holders of securities issued by the Company and proxy holders to the description of the rights they may have as data subjects, such as, among others, the right to access, the right to rectify and the right to object to processing, which are outlined in the aforementioned Privacy Policy. All this does not affect the rules that apply in connection with the registration and participation to the general shareholders’ meeting. To exercise rights as a data subject and for all other information regarding the processing of personal data by or on behalf of the Company, the Company can be contacted by e-mail at dataprotection@mdxhealth.com.

available documentation

The following documentation is available on the Company’s website (http://www.mdxhealth.com): the notice convening the extraordinary general shareholders’ meeting, updates of the agenda and proposed resolutions, in case of amendments to the agenda and proposed resolutions, the documents to be submitted to the extraordinary general shareholders’ meeting as referred to in the agenda of the meeting, the attendance form, the voting by mail form, and the proxy form. Prior to the extraordinary general shareholders’ meeting, holders of securities of the Company can also obtain at the registered office of the Company (CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium), free of cost, a copy of this documentation. The aforementioned website also mentions the total number of outstanding shares and voting rights of the Company.

Please address any correspondence on this matter to MDxHealth SA, Mr. Ron Kalfus CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium. The facsimile number is +32 (0)4 259 78 75 and the e-mail address is agsm@mdxhealth.com.

On behalf of the board of directors

This document is not an offer to sell or a solicitation of an offer to buy shares or other securities of mdxhealth sa.